FOLIO INVESTMENTS, INC.
(A wholly owned subsidiary of Folio Financial, Inc.)
(S.E.C. I.D. No. 8-52009)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

FOLIO INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Folio Financial, Inc.)
McLean, Virginia

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and the Board of Directors of Folio Investments, Inc.
McLean, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Folio Investments, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Folio Investments Inc.'s auditor since 2010.

New York, New York
February 28, 2019

FOLIO INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018
(In thousands, except per share amounts)

ASSETS		
Cash and cash equivalents	$	26,081
Cash segregated under federal and other regulations		12,217
Deposits with clearing organizations		8,550
Receivables from customers, net of allowance for doubtful accounts of $343		5,220
Receivables from broker dealers and clearing organizations		655
Other receivables		940
Dividends and interest receivable		57
Corporate securities owned – at fair value		1,965
Intangible assets, net		722
Prepaid expenses and other assets		274
Deferred tax assets		528
Total assets	$	57,209
LIABILITIES		
Payables to customers	$	10,995
Payables to broker dealers and clearing organizations		1,152
Accounts payable and accrued expenses		2,365
Due to Parent		2,904
Deferred revenue		672
Total liabilities		18,008
STOCKHOLDER'S EQUITY		
Common stock, $0.0001 par value – 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		22,354
Retained earnings		16,767
Total stockholder's equity		39,121
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	57,209

See accompanying notes to financial statement.

NOTE 1 - ORGANIZATION

Folio Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation that is a wholly owned subsidiary of Folio Financial, Inc. (the "Parent").

The Company offers Internet-based portfolio creation, trading, and management services. It also provides trade execution, clearance and settlement services.

In April 2017, the Company entered into an agreement to purchase certain brokerage accounts of LOYAL3 Securities, Inc. The conversion of the brokerage accounts was completed in May 2017. The acquisition of the brokerage accounts was treated as an asset purchase and the Company recorded a customer list intangible asset with a provisional value of $436,900. In 2018, the Company adjusted the value of the customer list intangible asset to $213,880 based on actual consideration paid.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates: To prepare the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the Statement of Financial Condition and disclosures provided, and actual results could differ.

Basis of Presentation: The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the Internet.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and short-term investments with original maturities of 90 days or less.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities primarily consist of corporate equities and are recorded at their fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Receivables from and Payables to Customers: Receivables from customers represent amounts owed from customers for cash transactions. The Company establishes an allowance for doubtful accounts that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer and the Company's historical experience in collecting on such transactions. Payables to customers represent amounts owed to customers for cash transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Receivables from and Payables to Broker-Dealers and Clearing Organizations</u>: Receivables from broker-dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by settlement date. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company.

<u>Intangible Asset, Net</u>: A recognized intangible asset that has a finite useful life is amortized over its estimated life using the straight-line method. The Company's intangible assets consist of acquired customer list intangibles, which will be amortized over five years using the straight-line method. The Company re-evaluates the remaining estimated economic lives of finite-lived intangible assets periodically to determine whether events and circumstances warrant a revision to the remaining period of amortization. An impairment charge is recognized through earnings if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value.

<u>Income Taxes</u>: The Company is included in the federal and certain state income tax returns filed by the Parent, and certain other states require the Company to file income tax returns on a separate basis. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent for consolidated returns and for states that require separate returns the current tax is remitted or received from the state directly. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized, based on consideration of available evidence.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is subject to income tax in the state of Virginia. The Company is no longer subject to examination by taxing authorities for years before 2015.

<u>New Accounting and Disclosure Guidance</u>: Below is the new accounting and disclosure guidance that relates to activities in which the Company is engaged.

Accounting for Leases

In February 2016, the FASB issued ASU 2016-02, *Leases*, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company adopted the provisions of this guidance on January 1, 2019. The adoption of this standard did not have a material impact on the Company's financial condition.

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2018, cash of $12,217,374 has been segregated in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

NOTE 4 - LINE OF CREDIT

The Parent maintains a credit facility with a group of banks that permits the Company to borrow, on a revolving line of credit through May 1, 2019, an amount up to $40,000,000, bearing interest at the sum of the 30 day LIBOR, plus 2.75%. The interest rate at December 31, 2018, was 5.25%. There was no outstanding principal balance on the line of credit under the financing agreement at December 31, 2018. The revolving line of credit is secured by Parent, pledging 100% of the ownership of the Company, and is subject to an annual financial and covenant review. The line is restricted for purposes of satisfying deposit requirements (including deposits for settlement) with a clearing organization and its subsidiaries only. Repayments on the line are to occur upon the return of the deposits from the clearing organization.

NOTE 5 - INCOME TAXES

The Company accounts for income taxes through the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between the financial reporting and the tax reporting basis of assets and liabilities. The Company applies enacted tax rates and laws to determine the amount of the corresponding deferred tax assets and liabilities. The Company records a valuation allowance to reduce the amount of the deferred tax assets to their estimated realizable value.

Deferred tax assets are comprised of the following at December 31, 2018:

Deferred tax assets (in thousands):		
Section 197 intangibles	$	368
Reserve for proxy receivable		91
Accrued vacation		66
Reserve for uncollectible accounts		3
Deferred tax assets	$	528

As of December 31, 2018, the Company had no net operating loss carryforwards for federal or state income tax purposes.

As of December 31, 2018, based upon projections of future taxable income, the Company has determined that it is more likely than not to realize its deferred tax assets in future years.

The Company did not have any unrecognized tax benefits as of December 31, 2018, and does not anticipate the total amount of unrecognized tax benefit related to uncertain tax positions to significantly change in the next twelve months.

NOTE 6 - RELATED-PARTY TRANSACTIONS

Through an agreement with the Parent, the Company is allocated certain overhead and operating expenses. The Parent also charges the Company a quarterly royalty license fee for the use of its proprietary software. The Company reimburses the Parent monthly for its allocated operating expenses and royalty license fee. At December 31, 2018, the amount due to the Parent for such fees was $1,926,878. In addition, the Parent pays all direct vendor payments, payroll and taxes from its corporate accounts on behalf of the Company. At December 31, 2018, the amount due to the Parent for such expenditures was $977,581.

The Parent has established a stock-option plan for all employees. Employees of the Company are eligible to participate in this stock-option plan.

The Company provides trade execution, clearance and settlement and other related services under an agreement with First Affirmative Financial Network, LLC ("First Affirmative"), an affiliate providing investment advisory services. First Affirmative collects certain asset based platform fees on behalf of the Company from its customers and remits them to the Company on a quarterly basis. As of December 31, 2018, the amount due to the Company was $108,218, which is recorded in other receivables in the statement of financial condition.

NOTE 7 - CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected the alternative method of compliance allowed under the Rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $250,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded and the Company's position in marketable securities is valued at current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2018, the Company's net capital was $33,843,413, which exceeded the Rule requirements by $33,593,413.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company executes and settles various securities transactions for its own account for individual customers and with other brokers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers, and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally two business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company would then be required to buy or sell securities at prevailing market prices.

Payables to customers and brokers and dealers include amounts that are due upon delivery to the Company of underlying securities. If the counterparty to any of these transactions does not deliver the associated securities, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the statement of financial condition.

The Company controls the above risks through a variety of reporting and control procedures. The Company's customer securities activities are all transacted on a cash basis. The Company requires that customers have sufficient cash deposited in their accounts to cover purchase transactions before such transactions are executed.

At December 31, 2018, the Company had balances totaling $24,196,858 held on deposit at U.S. Bank, $10,000,000 held on deposit at Eagle Bank, and $3,418,558 held on deposit at SunTrust Bank, of which, $250,000 is insured at each institution by the Federal Deposit Insurance Corporation ("FDIC").

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENT

The financial instruments of the Company are reported in the statement of financial condition at fair values or at carrying amounts that approximate fair values because of the short maturity of the instruments.

The Company determines fair value of investments with a focus on exit price from the perspective of a market participant based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

The fair value hierarchy of the Company's inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate the Company's own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents the assets carried on the statement of financial condition at fair value on a recurring basis by level within the valuation hierarchy as of December 31, 2018 (in thousands).

	Assets at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Assets				
Corporate equity securities	$ 1,961	$ -	$ -	$ 1,961
Corporate debt securities	4	-	-	4
Total	$ 1,965	$ -	$ -	$ 1,965

The Company keeps a diverse inventory of exchange traded corporate equities for testing purposes and as inventory to sell to its customers.

NOTE 10 – INTANGIBLE ASSET, NET

The following table discloses the changes in the carrying value of the Company's intangible assets, related to the 2017 account acquisition from LOYAL3 Securities, Inc. (in thousands):

Balance at January 1, 2018	$	2,981
LOYAL3 customer list - provisional value adjustment		(223)
Balance at December 31, 2018	$	2,758

The gross and net carrying values of the Company's customer list intangible assets as of December 31, 2018, are as follows (in thousands):

	December 31, 2018				
	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer lists	5	1.6	$ 2,758	$ (2,036)	$ 722

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

The Company also provides guarantees to securities clearinghouses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.